May 11, 2004

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Re: Russel Metals Inc. (the "Corporation")

        This is to confirm that the Interim Report of the Corporation for the period ended March 31, 2004, which includes the Report to Shareholders, Financial Statements and Management Discussion and Analysis, was sent today by prepaid mail to all shareholders of the Corporation who returned a supplemental mailing card to the Corporation.

Yours very truly,

(Signed) ELAINE G. HILLIS
Assistant Corporate Secretary

1900 Minnesota Court, Suite 210, Mississauga, Ontario L5N 3C9